UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

MILLENNIUM BANKSHARES CORPORATION

(Name of Issuer)

COMMON STOCK, $5.00 PAR VALUE PER SHARE

(Title of Class of Securities)

60037B106

(CUSIP Number)

DECEMBER 19, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

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CUSIP No. 60037B106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Barbara Wortley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 591,200
6. Shared Voting Power 0
7. Sole Dispositive Power 591,200
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 591,200
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.7%
12.	Type of Reporting Person (See Instructions) IN

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Item 1(a).	Name of Issuer:

Millennium Bankshares Corporation, a Virginia corporation.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1601 Washington Plaza, Reston, Virginia 20190.

Item 2(a).	Name of Person Filing:

Barbara Wortley.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

456 Alexander Palm Road, Boca Raton, Florida 33432.

Item 2(c).	Citizenship:

See Row 4 of Cover Page.

Item 2(d).	Title of Class of Securities:

Common Stock, $5.00 par value per share.

Item 2(e).	CUSIP Number:

60037B106.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

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(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: See Row 9 of Cover Page.

(b)	Percent of class: See Row 11 of Cover Page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of Cover Page.

(ii)	Shared power to vote or to direct the vote: See Row 6 of Cover Page.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of Cover Page.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of Cover Page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

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Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2006

/s/ Barbara Wortley

Barbara Wortley

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